The Board of Directors
First Indiana Corporation:

We consent to incorporation by reference in the Registration Statement (Nos. 33-64851 and 333-68297) on Form S-8 of First Indiana Corporation of our report dated May 25, 2001 relating to the statements of net assets available for plan benefits of First Indiana Corporation 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended, and supplemental schedule of assets held for investment purposes at end of year, which report appears in the December 31, 2000 annual report on Form 11-K of First Indiana Corporation 401(k) Plan.

/s/ KPMG LLP


Indianapolis, Indiana
June 25, 2001